FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the CNV dated November 25, 2010.

Item 1

TRANSLATION

City of Buenos Aires, November 25th, 2010.

Messrs.
Comisión Nacional de Valores
25 de Mayo 175
Buenos Aires

Re.: Registration of a Form F-3 with the SEC for the sale by the Repsol YPF Group of its shares in the company.

Dear sirs,

In order to comply with the rules currently in force, I hereby inform you that the Board of Directors of YPF S.A. (the “Company”) has approved, at the request from our shareholder Repsol YPF S.A., the preparation and registration of a Form F-3  with the Securities and Exchange Commission (the “SEC”) in accordance with the provisions of the Securities Act of 1933 of the United States of America. The registration of Form F-3 will allow to  increase the liquidity of the Company’s share through the continuing sales in the capital markets by Repsol YPF S.A., Repsol YPF Capital S.L. and Caveant S.A. (jointly the “Repsol YPF Group”) of up to a maximum of 58,996,919 class “D” shares (or its equivalent in ADSs), representing fifteen percent (15%) of the existing capital stock and voting rights of the Company. As stated by Repsol YPF S.A., the determination of the number of shares, the timing, the opportunity, the price or pricing mechanism of the shares, the sales methods and the intermediaries, and other economic and legal terms of the offers will be decided by the selling shareholder.

It should be noted that the Form F-3, which preparation and filing are reported herein, will replace and supersede the previous Form F-3 filed with the SEC on February 29, 2008.

The Board of Directors of the Company considers that the registration requested by Repsol YPF S.A. and the potential sales are convenient to the Company's social interest, since the existence of a larger public float of the share in the market will increase its liquidity, and this will be beneficial to the Company and all of its shareholders.

Sincerely yours,

_____________________
Guillermo Reda
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 26, 2010	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer